UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-51060

CUSIP Number: 169398104

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2013 and 2012 and for the interim periods ended September 30, 2012, December 31, 2012 and March 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Health Industries Holdings, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

168 Binbei Street, Songbei District
Address of Principal Executive Office (Street and Number)

Harbin City, Heilongjiang Province, People’s Republic of China 150028
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

China Health Industries Holdings, Inc. (the “Company”) has encountered a delay in assembling the information required to be included in its Comprehensive Annual Report on Form 10-K for the fiscal years ended June 30, 2013 and June 30, 2012 and the fiscal quarters ended September 30, 2012, December 31, 2012, and March 31, 2013.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company endeavors to file its Comprehensive Form 10-K no later than fifteen calendar days following September 30, 2013, the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Xin Sun, Chief Executive Officer	(86)	451-88100688
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒

Annual Report on Form 10-K for the fiscal year ended June 30, 2012; Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2012, December 31, 2012, and March 31, 2013.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is in the process of finalizing the financial results and analysis of the reasons for the changes.

CHINA HEALTH INDUSTRIES HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 1, 2013	By:	/s/ Xin Sun
Name: Xin Sun
Title: Chief Executive Officer